600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

May 13, 2004

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
L´Autorité des marchés financiers
TSX Venture Exchange

Dear Sirs:

Subject:         TransGlobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on May 12, 2004 to the registered shareholders of the common shares of the subject Corporation:

                  1.            First Interim Report for the three months ended March 31, 2004

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List as defined in the Canadian Securities Administrators’ National Instrument 54-102.

Yours truly,

“signed by”

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc:          TransGlobe Energy Corporation
               Attention: Margaret Wardle